[COMPANY LETTERHEAD]

March 16, 2012

United States Securities and Exchange Commission

Division of Corporate Finance

100 F St. NE

Washington, D.C. 20549

Attention:	Russell Mancuso, Branch Chief

Re:	Boomerang Systems, Inc. Registration Statement on Form S-1

Filed on January 27, 2012

File No. 333-179226

Dear Mr. Mancuso:

Boomerang Systems, Inc. (“Boomerang”) submits this letter in response to Staff’s comment letter dated March 14, 2012 (the “Comment Letter”) to the Registration Statement on Form S-1, as amended by Amendment No. 1 (the “Form S-1”). In addition, Amendment No. 2 to the Form S-1 is being filed concurrently with this letter. We have numbered the responses contained herein to correspond to the comments contained in the Comment Letter.

Prospectus Cover Page

1.	We note your response to prior comment 1; however, you have disclosed on the prospectus cover a range of prices at which your warrants will be sold. Please address the third sentence of prior comment 1 which sought disclosure on the prospectus cover of the fixed price at which your securities will be sold. Also, revise your “Plan of Distribution” section accordingly.

RESPONSE: The cover page and “Plan of Distribution” have been revised to provide for a fixed price at which warrants may be sold.

2.	As we noted in prior comment 1, we would not object if you elected to disclose that the selling security holders would sell at the disclosed fixed price until the securities are quoted on the OTC Bulletin Board. However, you added disclosure that the selling security holders will sell at the disclosed fixed price until the securities are quoted on “another quotation platform...” Therefore, your disclosure is insufficient to satisfy your disclosure obligation regarding the price at which the securities will be sold. Please revise the disclosure on your prospectus cover and in your “Plan of Distribution” section accordingly.

Securities and Exchange Commission

March 16, 2012

RESPONSE: The cover page and “Plan of Distribution” have been revised to remove reference to “another quotation platform….”

Use of Proceeds, page 4

3.	Please note that prior comment 3 sought disclosure in the prospectus summary regarding how you intend to use any cash that you receive from the exercise of the warrants. Please revise your summary accordingly. In addition, because you now disclose on page 21 multiple uses of proceeds, please provide in an appropriate section of your prospectus all related disclosure required by Regulation S-K Item 504, including the approximate amount intended to be used for each purpose and the information required by Instruction 3 to Item 504.

RESPONSE: The disclosure contained in the initial filing of the Form S-1 regarding use of proceeds of cash received from the exercise of warrants accurately reflected Boomerang’s intended use. Accordingly, references to specific multiple uses of proceeds added in Amendment No. 1 to the Registration Statement have been removed. Disclosure has been added to the prospectus summary with respect to Boomerang’s intended use of cash received from the exercise of warrants.

Exhibit 5.1

4.	Please tell us the reasons for the differences between the number of securities mentioned here and the numbers mentioned in the fee table of your registration statement.

RESPONSE: The number of securities mentioned in the opinion has been revised to reflect the number mentioned in the fee table. The incorrect number was an inadvertent error.

5.	The opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) must be based on all material facts, not just the “document examination described” in an opinion. Please file a revised opinion accordingly.

RESPONSE: The opinion has been revised accordingly.

6.	The opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) may not assume material facts, facts that are readily ascertainable or conclusions of law that are a necessary requirement of the ultimate legality opinion. Please file an opinion that does not assume “due authorization of all documents and records examined,” or tell us why you believe the assumption is appropriate.

RESPONSE: The opinion has been revised accordingly and believe that the assumptions made in the opinion are consistent with Staff Legal Bulletin No. 19.

Securities and Exchange Commission

March 16, 2012

7.	With a view toward obtaining a clarified opinion, please tell us why the qualifications in clause (c) in the second paragraph on page 2 of the opinion are necessary and appropriate given the last paragraph on page 2 of the opinion.

RESPONSE: Clause (c) has been removed from the opinion.

Boomerang acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Scott Shepherd
Scott Shepherd
Chief Financial Officer
Boomerang Systems, Inc.

Cc:	Tom Jones

Brad L. Shiffman